RADIAN

1601 Market Street
Philadelphia, Pennsylvania
19103-2337
800 523.1988
215 564.6600

February 3, 2009

Division of Corporation Finance
Office of Chief Accountant
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

On behalf of Radian Group Inc., I respectfully submit this request of the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission ("SEC") to allow omission of the 2008 (and any future) financial statements and financial information required by Rules 3-09 and 4-08 of Regulation S-X as they relate to the Company's equity investment in Credit-Based Asset Servicing and Securitization LLC ("C-BASS"). References in this letter to "we," "us," "our," or "ours" refer to Radian Group Inc. and its consolidated subsidiaries ("Company").

Background

Radian Group Inc. is a publicly-traded holding company with three business segments – mortgage insurance, financial guaranty and financial services. C-BASS, in which we own a 46% interest, is part of our financial services segment. We have held our current interest in C-BASS since 2001.

Historically, C-BASS had been engaged as a mortgage investment and servicing company specializing in subprime, single-family residential mortgages and related residential mortgage-backed securities. As a result of the disruption in the subprime mortgage market during 2007, C-BASS ceased purchasing mortgages and mortgage securities and its securitization activities in the third quarter of 2007 and sold its loan servicing business in the fourth quarter of 2007. In 2007, C-BASS essentially defaulted under its credit agreements and was forced to begin an orderly run-off of its business pursuant to a consensual, non-bankruptcy restructuring agreement with its secured and unsecured creditors, including us. Absent this agreement, we believe C-BASS would have been forced to seek bankruptcy protection, and C-BASS still may be forced to do so if it fails to satsfy certain covenants contained in this agreement. We received a very small amount of default interest pursuant to the restructuring agreement in 2008 and do not expect to receive anything more than de minimis amounts in the future.

We have accounted for our investment in C-BASS using the equity method of accounting. Before 2007, C-BASS had never met any of the significance tests under Rule 1-02(w) of Regulation S-X to trigger Rule 3-09 requirements. During the third quarter of 2007, C-BASS incurred a loss of $935 million and the Company recognized its portion of losses of approximately $441 million. This resulted in a reduction in our equity investment in C-BASS from $468 million to $27 million as of September 30, 2007. At the same time, we completed an impairment analysis which resulted in the charge-off of the remaining carrying value of $27 million in our equity investment in C-BASS. C-BASS recorded a loss of $1.9 billion for the year ended December 31, 2007, had an owners' deficit of $924.1 million and their financial statements indicated substantial doubt as to their ability to continue as a going concern as of December 31, 2007. As a result, the Company recorded in full the write-off of its $50 million in notes receivable from C-BASS in the fourth quarter of 2007, and the Company's investment in C-BASS was $0 at December 31, 2007. The Company does not have any contractual or other obligation to C-BASS and does not intend to advance funds to C-BASS either as loans, advances or equity investments.

1601 Market Street
Philadelphia, Pennsylvania
19103-2337
800 523.1988
215 564.6600

C-BASS's operating results had no impact on our financial position or results of operations for the year ended December 31, 2008 and are not expected to impact our financial statements in the future. C-BASS is currently in run-off and operating pursuant to the non-bankruptcy, restructuring agreement with skeletal management and resources. In light of the current economic environment, we believe there continues to be substantial doubt as to the ability of C-BASS to continue as a going concern. Accordingly, we do not expect to realize any recovery of our investment in C-BASS in the future.

As a consequence of the significant depletion of its management team, C-BASS does not have the ability to generate financial statements for 2008, and the Company does not expect this situation to change. The complexity in valuing its subprime mortgage loan and mortgage backed securities portfolio, together with the associated disclosures, and the significant loss of personnel at C-BASS since it was placed into run-off have made preparing financial statements impracticable, and likely, impossible. C-BASS's Chief Financial Officer, Mr. Robert Weinstein, recently indicated to the Company that C-BASS does not intend to prepare any GAAP financial statements for 2008. The Company does not have control over the management or daily operations of C-BASS; accordingly, the Company continues to be dependent on the separate, independent equity investee to provide the information required by Rules 3-09 and 4-08. As C-BASS, in its current form, cannot generate financial statements for the year ending 2008, it is impossible for the Company to otherwise obtain such financial statements.

Analysis

In 2007, for the first and only time, C-BASS was a significant subsidiary of the Company, as defined by Regulation S-X Rule 1-02(w) and Rule 3-09(a), due to the substantial losses it had incurred and our accounting treatment of our equity investment in C-BASS. Consequently, the Company provided audited financial statements for C-BASS as of December 31, 2007 and for the year then ended, as well as unaudited financial statements for the other periods covered by the Company's 2007 Form 10-K. C-BASS was not a significant subsidiary in 2008. While the Company does not concede that this information is required in its 2008 Form 10-K or other filings, the Company respectfully requests that the Division agree that the Company may omit the 2008 (and any future) financial statements and financial information for C-BASS if required by Rules 3-09 and 4-08 in the Company's 2008 Annual Report on Form 10-K and any future filings requiring such financial statements or financial information.

Our request should be granted because, as a consequence of the complete write-off of our investment in C-BASS, the Company has no continuing interest of value in C-BASS. Thus, just as when there has been a complete disposition of an asset, investors in the Company would not receive any meaningful additional information by including financial statements or other financial information for C-BASS for any period after the complete write-off. The following points are relevant to the Division's assessment:

- C-BASS's operating results had no impact on our financial position or results of operations as of and for the year ended December 31, 2008. We have no contractual obligations or intentions to C-BASS or its creditors to fund C-BASS's owners deficit as of December 31, 2007 or continuing losses in 2008 or thereafter.

- As all future cash flows of C-BASS are to be used to service the outstanding debt and given its approximate $1 billion shareholder's deficit as of December 31, 2007, the likelihood that the Company will recoup any of its investment is extremely remote.

1601 Market Street
Philadelphia, Pennsylvania
19103-2337
800 523.1988
215 564.6600

Accordingly, we do not believe C-BASS will have any impact on our financial position or results of operations at any time in the future.

- C-BASS's continuing results will not impact the financial results of the Company; and therefore, additional information in the form of unaudited financial statements or summary financial information for C-BASS is not necessary to reasonably inform users of the Company's financial statements. Before the 2007 write-off, the additional financial information regarding C-BASS may have helped users to understand management judgments in respect to the value of the C-BASS investment and the decisions to write-off the asset. However, subsequent to the complete write-off of the Company's interests, we believe that this information is no longer relevant.

- The Company has and will continue to provide all disaggregated financial information substantially in the form consistent with the requirements of Rule 4-08(g) of Regulation S-X for all periods in which C-BASS impacted our financial position and results of operations (2007 and prior years). We believe that, given the circumstances described in this letter, these disclosures provide investors and potential investors with the relevant information necessary to assess the impact of our investment in C-BASS. Also, we believe the provided disclosure substantively complies with the requirements of the Accounting Principles Board (APB) Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock."

- . If we had disposed of our investment in C-BASS, Rule 3-09 would not require financial statements for the equity investee after the date of disposal. Also, SAB Topic 6K.4.b. notes that the Division recognizes that exclusion of 4-08(g) summarized information for investees may be appropriate in circumstances where it is impracticable to accumulate and the summarized information to be excluded is de minimis. As described above, in 2007, we accounted for a complete write-off of our investment in C-BASS and, consequently, we have effectively severed our economic relationship with C-BASS after considering that the probability of our receiving future value from our investment is extremely remote. Therefore, (i) the relevance to our stockholders and other constituencies of our 46% interest in C-BASS is not any greater than it would have been had we actually disposed of the investment and (ii) the information required by 4-08(g) is de minimis and falls within the recognized exception.

Summary

The requirements of Rule 3-09 to provide financial statements of C-BASS were triggered with respect to the year ended December 31, 2007 because C-BASS qualified as a significant subsidiary for that year due to the Company's substantial loss in 2007 arising from our investment in C-BASS and the disruption in the subprime markets, which caused the write-off of our entire investment. Today, the Company does not ascribe any value to C-BASS on our financial statements, and has no further exposure to any additional losses that C-BASS may incur. Indeed, C-BASS had no impact on our financial position and results of operations for the year ended December 31, 2008. There is substantial doubt as to the ability of C-BASS to continue as a going concern as it is in run-off and all future cash flows are used to service the outstanding debt; accordingly, the likelihood that the Company will recoup any of its investment in C-BASS is extremely remote. We have no intentions or contractual obligations to C-BASS or its creditors to fund C-BASS's owners deficit as of December 31, 2007 or continuing losses in 2008 or thereafter. Accordingly, we do not believe C-BASS will have any impact on our financial position or results of operations at any time in the future.

1601 Market Street
Philadelphia, Pennsylvania
19103-2337
800 523.1988
215 564.6600

For the reasons stated above, the Company believes that the 2008 (and any future) financial statements or financial information for C-BASS would not be regarded as having any significance by the Company's stockholders. Given the negligible relevance to our investors and potential investors of providing C-BASS's unaudited 2008 (and any future) financial statements or other financial information and the Company's inability to obtain any recent C-BASS financial statements for reasons outside of the Company's control, we believe the Division should agree that the Company may omit C-BASS's 2008 (and any future) financial statements and financial information in our future filings.

In order to avoid the scenario in which we are dependent on C-BASS for the timely preparation of financial information or the issuance of disclosures, we believe, for the reasons noted previously, that including information consistent with the requirements of 4-08(g) of Regulation S-X for all periods in which C-BASS impacted our financial position or results of operations (2007 and prior years) in our 2008 Annual Report on Form 10-K is sufficient to reasonably inform investors about the nature and impact of the Company's relationship with C-BASS. In addition, we will clearly disclose in our periodic filings beginning with our 2008 Form 10-K that we do not believe that C-BASS's continuing results will have any impact on the financial results of the Company.

In connection with this request set forth above, we acknowledge that:

- We are responsible for the adequacy and accuracy of the disclosure in our filings;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and
- We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions about this request, or require further explanation, do not hesitate to contact me, at (215) 231-1444.

Sincerely,

C. Robert Quint
Chief Financial Officer